UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
AMTECH SYSTEMS, INC.
(Name of Issuer) Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
032332504
(CUSIP Number) Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 18, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 032332504	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,386,312 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,386,312 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,312 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents shares of Amtech Systems, Inc. (the "Issuer") Common Stock, $0.01 par value per share ("Shares") beneficially owned directly by the Reporting Person and does not include Shares beneficially owned by Piton Capital Partners LLC ("Piton").  The Reporting Person is a member of Piton, along with other "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients") of Kokino LLC ("Kokino").
** This calculation is rounded to the nearest tenth and is based upon 14,541,906 Shares outstanding (which includes 1,055,000 Shares offered in the Issuer's registered firm commitment offering, along with the underwriter's over-allotment option of 158,250 additional shares), as reported in (i) the Issuer's prospectus supplement filed on August 18, 2017 (File No. 333-215604) to the Issuer's shelf registration statement on Form S-3 (Registration Statement No. 333-215604) declared effective by the Securities and Exchange Commission on February 6, 2017 and (ii) the Issuer's Current Report on Form 8-K filed on August 23, 2017 (File No. 000-11412).

CUSIP No. 032332504	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,688 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
263,688 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,688 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents Shares beneficially owned directly by the Reporting Person and does not include Shares beneficially owned by Piton.  The Reporting Person is a member of Piton, along with other Family Clients of Kokino.

** This calculation is rounded to the nearest tenth and is based upon 14,541,906 Shares outstanding (which includes 1,055,000 Shares offered in the Issuer's registered firm commitment offering, along with the underwriter's over-allotment option of 158,250 additional shares), as reported in (i) the Issuer's prospectus supplement filed on August 18, 2017 (File No. 333-215604) to the Issuer's shelf registration statement on Form S-3 (Registration Statement No. 333-215604) declared effective by the Securities and Exchange Commission on February 6, 2017 and (ii) the Issuer's Current Report on Form 8-K filed on August 23, 2017 (File No. 000-11412)

CUSIP No. 032332504	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,000 shares of Common Stock*

	8	SHARED VOTING POWER
2,400,000 shares of Common Stock*

	9	SOLE DISPOSITIVE POWER
12,000 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
2,400,000 shares of Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,412,000 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Mr. Averick is a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); and (iii) Piton.  As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,412,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; (iv) 150,000 Shares beneficially owned by Mr. Averick jointly with his wife, Mickel Averick; and (v) 12,000 aggregate Shares Mr. Averick may purchase under (A) a director stock option granted on March 17, 2017 which vests on September 18, 2017 and allows Mr. Averick to purchase 6,000 Shares and (B) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares. With respect to the 150,000 Shares beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through Piton Capital Management LLC ("PCM")).  Mr. Averick's dispositive power is subject to a Lock-Up Agreement dated August 18, 2017 (as described in Items 6 and 7 of this Schedule 13D, which disclosures are incorporated herein by reference).
**This calculation is rounded to the nearest tenth and is based upon (i) 14,541,906 Shares outstanding (which includes 1,055,000 Shares offered in the Issuer's registered firm commitment offering, along with the underwriter's over-allotment option of 158,250 additional shares), as reported in (y) the Issuer's prospectus supplement filed on August 18, 2017 (File No. 333-215604) to the Issuer's shelf registration statement on Form S-3 (Registration Statement No. 333-215604) declared effective by the Securities and Exchange Commission on February 6, 2017 and (z) the Issuer's Current Report on Form 8-K filed on August 23, 2017 (File No. 000-11412); and (ii) 12,000 aggregate Shares Mr. Averick may purchase under (A) a director stock option granted on March 17, 2017 which vests on September 18, 2017 and allows Mr. Averick to purchase 6,000 Shares and (B) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares.

CUSIP No. 032332504	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
600,000 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
600,000 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in SEC Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton, the Trust and M3C, and in that capacity Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.
** This calculation is rounded to the nearest tenth and is based upon 14,541,906 Shares outstanding (which includes 1,055,000 Shares offered in the Issuer's registered firm commitment offering, along with the underwriter's over-allotment option of 158,250 additional shares), as reported in (i) the Issuer's prospectus supplement filed on August 18, 2017 (File No. 333-215604) to the Issuer's shelf registration statement on Form S-3 (Registration Statement No. 333-215604) declared effective by the Securities and Exchange Commission on February 6, 2017 and (ii) the Issuer's Current Report on Form 8-K filed on August 23, 2017 (File No. 000-11412).

CUSIP No. 032332504	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OIH LLC 26-4810266

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,917 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
22,917 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,917 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents Shares held by OIH LLC.  OIH LLC is a Connecticut limited liability company and investment entity controlled by Brian T. Olson. Brian T. Olson is the President and Chief Investment Officer of Kokino.  As a key employee of Kokino and manager of OIH LLC, Mr. Olson shares the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH LLC.
** This calculation is rounded to the nearest tenth and is based upon 14,541,906 Shares outstanding (which includes 1,055,000 Shares offered in the Issuer's registered firm commitment offering, along with the underwriter's over-allotment option of 158,250 additional shares), as reported in (i) the Issuer's prospectus supplement filed on August 18, 2017 (File No. 333-215604) to the Issuer's shelf registration statement on Form S-3 (Registration Statement No. 333-215604) declared effective by the Securities and Exchange Commission on February 6, 2017 and (ii) the Issuer's Current Report on Form 8-K filed on August 23, 2017 (File No. 000-11412).
.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 7 of 15 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 1") amends the Schedule 13D filed on January 25, 2016 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D").  Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings given to them in the Original Schedule 13D.  The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.
Item 2.     Identity and Background.
Items 2(c)(i), (iii) and (iv), 2(d) and 2(e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(c)	(i) The address of the Trust is:
c/o Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Leslie J. Schreyer

(iii) Robert Averick is the Portfolio Manager at Kokino LLC ("Kokino"), which is a single-family office that provides investment management services only to Jonathan D. Sackler, his family and other "family clients" (as defined in SEC Rule 202(a)(11)(G)-1, "Family Clients") of Kokino, including the Trust, M3C, Mr. Averick and Piton with respect to the Shares of the Issuer beneficially owned by such Reporting Persons.  Mr. Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in the Shares.
(iv) The principal business of Piton is to act as a pooled investment vehicle for various Family Clients of Kokino, including the Trust, M3C and Robert Averick.
Piton is managed by its managing member, Piton Capital Management LLC, a Delaware limited liability company ("PCM").  PCM is in turn managed by its managing member, Kokino (which is also a Delaware limited liability company).  Additionally, Kokino is the trading manager of the Trust, M3C and Piton, and in that capacity Kokino acts on behalf of such Reporting Persons as an agent.  The business address of PCM is the same as Kokino's.
(d)	Each Reporting Person and each of PCM, Kokino and Mr. Olson have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Each Reporting Person and each of PCM, Kokino and Mr. Olson have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 8 of 15 Pages

proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As of August 24, 2017, the Reporting Persons had collectively purchased an aggregate of 2,422,917 Shares over the course of various prior purchases. Each Reporting Person funded such prior purchases out of their available cash on hand.  Additionally, Mr. Averick holds the right to purchase 12,000 aggregate Shares under (i) a director stock option granted on March 17, 2017 which vests on September 18, 2017 and allows Mr. Averick to purchase 6,000 Shares and (ii) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares (collectively, the "Option Shares").
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
The Shares held by each of the Reporting Persons were acquired in the ordinary course of business for investment purposes.  Effective January 15, 2016, Mr. Averick became a member of the Issuer's Board of Directors (the "Board") and serves on the Board's Compensation and Stock Option Committee, Audit Committee, and Technology Strategy Committee.  The Original Schedule 13D was filed in connection with Mr. Averick's appointment to the Board.
The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and have discussions with representatives of the Issuer concerning the Issuer's strategy, business and operations.  In addition, the Reporting Persons may engage in communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons in respect of the Issuer's strategy, business and operations.
The Reporting Persons may take a number of actions to maximize the value of their investment, including increasing or decreasing the size of their investment in the Issuer, depending upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer's business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the Board of Directors and management

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 9 of 15 Pages

of the Issuer; and other factors deemed relevant.  Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, namely: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.
Except as provided above in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer's Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 10 of 15 Pages

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	1,386,312	9.5%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,386,312	9.5%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	1,386,312	9.5%

	2. M3C3
	Sole Voting Power	263,688	1.8%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	263,688	1.8%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	263,688	1.8%

1 Based upon 14,541,906 Shares outstanding (which includes 1,055,000 Shares offered in the Issuer's registered firm commitment offering, along with the underwriter's over-allotment option of 158,250 additional shares), as reported in (i) the Issuer's prospectus supplement filed on August 18, 2017 (File No. 333-215604) to the Issuer's shelf registration statement on Form S-3 (Registration Statement No. 333-215604) declared effective by the Securities and Exchange Commission on February 6, 2017 and (ii) the Issuer's Current Report on Form 8-K filed on August 23, 2017 (File No. 000-11412).
2 Leslie J. Schreyer, the sole Trustee of the Trust, has no pecuniary interest in the Shares held by the Trust. The beneficiaries of the Trust are the issue of Jonathan D. Sackler.  The Trust is a member of Piton, along with other Family Clients of Kokino.
3 M3C is a Delaware limited liability company wholly-owned by the Mary Corson Trust.  Mary Corson is the sole beneficiary of the Mary Corson Trust and the wife of Jonathan D. Sackler.  M3C is a member of Piton, along with other Family Clients of Kokino.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 11 of 15 Pages

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	12,000	0.1%
Shared Voting Power	2,400,000	16.5%
Sole Dispositive Power	12,000	0.1%
Shared Dispositive Power	2,400,000	16.5%
Aggregate Voting and Dispositive Power	2,412,000	16.6%

4. Piton[5]
Sole Voting Power	600,000	4.1%
Shared Voting Power	-0-	0%
Sole Dispositive Power	600,000	4.1%

4 Mr. Averick is a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,412,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; (iv) 150,000 Shares beneficially owned by Mr. Averick jointly with his wife, Mickel Averick; and (v) 12,000 Option Shares. With respect to the 150,000 Shares beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM).  The Shares and percent of class beneficially owned by Mr. Averick include the Option Shares. Mr. Averick's dispositive power is subject to the Lock-Up Agreement (as described in Items 6 and 7, which disclosures are incorporated herein by reference).

5 Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in SEC Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton, the Trust and M3C, and in that capacity Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 12 of 15 Pages

	Shares Beneficially Owned	Percent of Class[1]
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	600,000	4.1%

5. OIH[6]
Sole Voting Power	22,917	0.2%
Shared Voting Power	-0-	0%
Sole Dispositive Power	22,917	0.2%
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	22,917	0.2%

(c)	None.
(d)
Kokino provides investment management services to the Trust, M3C and Piton.  In this capacity Kokino shares the power to (i) vote and dispose (or direct the disposition of) and (ii) direct the receipt of dividends from, or the proceeds from the sale of, 2,250,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons as described in Items 5(a) and (b): (x) 1,386,312 Shares beneficially owned by the Trust; (y) 263,688 Shares beneficially owned by M3C; and (z) 600,000 Shares beneficially owned by Piton.

Except as described above (including in the footnotes to Items 5(a) and (b)), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.

6 OIH is a Connecticut limited liability company and investment entity controlled by Brian T. Olson. Brian T. Olson is the President and Chief Investment Officer of Kokino.  As a key employee of Kokino and manager of OIH, Mr. Olson shares the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 13 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As disclosed on a Form 8-K filed by the Issuer on October 8, 2015, the Issuer has entered into a Letter Agreement (the "Agreement") by and between the Issuer and each of the Reporting Persons. The Agreement permits the Reporting Persons, pursuant to the Issuer's Second Amended and Restated Rights Agreement, to individually acquire Shares that would, in the aggregate, bring the Reporting Persons' collective ownership to no more than 19.9% of the Shares issued and outstanding at any time. In the event the Reporting Persons' collective ownership at any time exceeds 19.9% of such Shares, the Issuer is entitled to specific performance and all other remedies entitled to the Issuer at law or equity, among others. The Board has approved the Agreement and transactions contemplated thereunder, and has the sole authority to terminate the Agreement at any time.
Additionally, as disclosed on a Form 8-K filed by the Issuer on August 18, 2017, Mr. Averick executed a Lock-Agreement dated August 18, 2017 (the "Lock-Up Agreement") in which he agreed, subject to limited exceptions, for a period of 90 days after August 18, 2017, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any Shares beneficially owned by Mr. Averick as reported in this Schedule 13D as of August 18, 2017 or thereafter acquired without the prior written consent of Roth Capital Partners, LLC (the "Underwriter"). The Underwriter may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
Exhibit A.
Joint Filing Agreement, dated as of August 27, 2015, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick, Piton Capital Partners LLC and OIH LLC (incorporated by reference to Exhibit A to Amendment No. 5 to Schedule 13G filed by the Reporting Persons on August 27, 2015 (File No. 005-39482)).

Exhibit B.	Power of Attorney, dated as of March 25, 2013 granted by Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 14 of 15 Pages

FBO the issue of Jonathan D. Sackler, in favor of Anthony M. Roncalli and Frank S. Vellucci (incorporated by reference to Exhibit B to Amendment No. 5 to Schedule 13G filed by the Reporting Persons on August 27, 2015 (File No. 005-39482)).

Exhibit C.
Letter Agreement, dated as of October 8, 2015, by and between Amtech Systems, Inc., Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick, Piton Capital Partners LLC and OIH LLC (incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on October 8, 2015 (File No. 000-11412)).

Exhibit D.	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed on August 18, 2017 (File No. 000-11412)).

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 15 of 15 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

/s/ Frank S. Vellucci
Frank S. Vellucci
Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler

M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC
By:	Piton Capital Management LLC, its managing member
By:	Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

OIH LLC
By:	/s/ Brian T. Olson
Brian T. Olson
Manager